UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLU MOBILE INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379890 10 6
(CUSIP Number of Class of Securities’ Underlying Common Stock)
L. Gregory Ballard
President and Chief Executive Officer
Glu Mobile Inc.
2207 Bridgepointe Parkway, Suite 250
San Mateo, California 94404
(650) 532-2400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Kevin S. Chou, Esq.	David A. Bell, Esq.
Janelle M. Wolf, Esq.	William L. Hughes, Esq.
Glu Mobile Inc.	Fenwick & West LLP
2207 Bridgepointe Parkway, Suite 250	Silicon Valley Center
San Mateo, California 94404	801 California Street
Telephone: (650) 532-2400	Mountain View, CA 94041
Facsimile: (650) 532-2500	Telephone: (650) 988-8500
Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$281,737.50*	$15.72**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 1,234,260 shares of the common stock of Glu Mobile Inc. having an aggregate value of $281,737.50 will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of April 20, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for Fiscal Year 2009, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 10. FINANCIAL STATEMENTS.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(1)(F)
EX-99.(a)(1)(G)
EX-99.(a)(1)(H)
EX-99.(a)(1)(J)
EX-99.(a)(1)(K)
EX-99.(a)(1)(L)
EX-99.(d)(1)(D)
EX-99.(d)(1)(E)

ITEM 1. SUMMARY TERM SHEET.
     The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 22, 2009, filed as Exhibit 99(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The name of the issuer is Glu Mobile Inc., a Delaware corporation (“Glu”). The address of Glu’s principal executive office is 2207 Bridgepointe Parkway, Suite 250, San Mateo, CA 94404 and its telephone number is (650) 532-2400.
     (b) Securities. This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Glu to exchange outstanding “Eligible Options” (as defined in the Offering Memorandum) held by U.S. and U.K. employees of Glu and its subsidiaries who are employed with Glu or its subsidiaries continuously during the period beginning on April 22, 2009 and ending at 5:30 p.m., Pacific Time, on May 20, 2009 (or a later date and time if Glu extends the time such employees have to elect to participate in the offer), all upon the terms and subject to the conditions set forth in the Offering Memorandum (the “Offer”). Notwithstanding the foregoing, Glu’s executive officers and directors are not eligible to participate in the Offer. The information set forth in the Offering Memorandum under the heading “Introduction,” and in Section 1 (“Number of Options; Expiration Date”) is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and Address. Glu is the filing person. The information set forth under Item 2(a) above and in Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Glu’s Securities”) of the Offering Memorandum is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Offering Memorandum under the headings “Risk Factors Related to the Option Exchange Program” and “Introduction” and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Participating in the Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Option Exchange Program”), Section 7 (“Price Range of Common Stock Underlying the Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Glu’s Securities”), Section 11 (“Status of Options Acquired By Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), Section 14 (“Material United Kingdom Tax Consequences”) and Section 15 (“Extension of the Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Glu’s Securities”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Glu’s Securities”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offering Memorandum under the heading “Introduction” and in Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 11 (“Status of Options Accepted by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Glu”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds. The information set forth in the Offering Memorandum under Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Regarding Glu’s Securities”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Regarding Glu’s Securities”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Glu”) and referenced in Section 17 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of Glu’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission (“SEC”) on March 13, 2009 is incorporated herein by reference and can be accessed electronically on the SEC’s website at www.sec.gov.
     (b) Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.
     The Exhibit Index included in this Schedule TO is incorporated herein by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: April 22, 2009

GLU MOBILE INC.
By:	/s/ L. Gregory Ballard
	Name:	L. Gregory Ballard
	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 22, 2009

99(a)(1)(B)	Form of Email Communication to Eligible Option Holders about Launch, dated April 22, 2009

99(a)(1)(C)	Form of Email Communication to Eligible Option Holders about Educational Workshops, dated April 22, 2009

99(a)(1)(D)	Form of Employee FAQs about the Option Exchange Program

99(a)(1)(E)	Employee Presentation Materials

99(a)(1)(F)	Form of Reminder Email Communication to Eligible Option Holders

99(a)(1)(G)	Form of Final Week Reminder Email Communication to Eligible Option Holders

99(a)(1)(H)	Form of Countdown Reminder Email Communication to Eligible Option Holders

99(a)(1)(I)	Glu Mobile Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 13, 2009, and incorporated herein by reference

99(a)(1)(J)	Screenshots of Option Exchange Program website

99(a)(1)(K)	Form of Paper Election Form

99(a)(1)(L)	Form of Communication to Eligible Option Holders Confirming Option Exchange Election

99(a)(1)(M)	Glu Mobile Inc.’s Definitive Proxy Statement on Schedule 14A for the 2009 Annual Meeting of Stockholders filed with the SEC on April 22, 2009, and incorporated herein by reference

99(b)	Not applicable

99(d)(1)(A)	Glu Mobile Inc. Amended & Restated 2001 Stock Option Plan and form of stock option agreement used from December 19, 2001 to May 2, 2006, form of stock option agreement used from December 8, 2004 to May 2, 2006 and forms of stock option agreement used since May 2, 2006 (incorporated herein by reference to Exhibit 10.02 to Amendment No. 3 to Glu’s Registration Statement on Form S-1, File No. 333-139493, filed with the SEC on January 22, 2007)

99(d)(1)(B)	Glu Mobile Inc. 2007 Equity Incentive Plan and form of Notice of Stock Option Grant, Stock Option Award Agreement and Stock Option Exercise Agreement (incorporated herein by reference to Exhibit 10.03 to Amendment No. 5 to Glu’s Registration Statement on Form S-1, File No. 333-139493, filed with the SEC on February 16, 2007)

99(d)(1)(C)	Forms of Stock Option Award Agreement (Immediately Exercisable) and Stock Option Exercise Agreement (Immediately Exercisable) under the Glu Mobile Inc. 2007 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.05 to Glu’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2008)

99(d)(1)(D)	United Kingdom Stock Option Sub-Plan under the Glu Mobile Inc. 2007 Equity Incentive Plan

99(d)(1)(E)	Form of Stock Option Award Agreement under the Glu Mobile Inc. 2007 Stock Option Plan (Non

Exhibit Number	Description

-U.S. Participants)

99(d)(1)(F)	Amended and Restated Investors’ Rights Agreement, dated as of March 29, 2006, by and among Glu Mobile Inc. and certain of its investors and the Amendment No. 1 and Joinder thereto, dated as of May 5, 2006 (incorporated herein by reference to Exhibit 4.02 to Glu’s Registration Statement on Form S-1, File No. 333-139493, filed with the SEC on December 19, 2006)

99(d)(1)(G)	Form of Warrant, dated as of May 2, 2006 by and between Glu Mobile Inc. and each of Pinnacle Ventures I Equity Holdings LLC, Pinnacle Ventures I Affiliates, L.P. and Pinnacle Ventures II Equity Holdings, LLC (incorporated herein by reference to Exhibit 10.20 to Glu’s Registration Statement on Form S-1, File No. 333-139493, filed with the SEC on December 19, 2006)

99(g)	Not applicable

99(h)	Not applicable